Ex99.67
FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1  Name and Address of Company:

DEFI Technologies Inc. (“DeFi” or the “Company”)
65 Queen Street West
Suite 900
Toronto, Ontario
M5H 2M5

ITEM 2  Date of Material Change:

March 9, 2021

ITEM 3  News Release:

A news release was issued by the Company on March 9, 2021 and subsequently filed on SEDAR.

ITEM 4  Summary of Material Change:

DeFi announced that it closed its non-brokered private placement financing of units (the “Units”) for gross proceeds of $10,000,000 (the “Offering”).

ITEM 5  Full Description of Material Change:

DeFi closed the previously announced non-brokered private placement financing of an aggregate of 5,000,000 common shares of the Company (each a “Common Share”) at a price of C$2.00 per Common Share for gross proceeds of C$10,000,000 (the “Offering”). DeFi intends to use the proceeds of the Offering for potential investment opportunities in the decentralized finance industry and general corporate purposes.
In connection with the Offering, the Company has paid aggregate finder’s fees of C$274,120 in cash to certain finders. The securities issued under the Offering are subject to a statutory hold period of four months and one day following the closing date, expiring July 10, 2021.
The securities to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
Subscriptions for 180,000 Common Shares under the Offering constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). For these transactions, the Company has relied on the exemption from the formal valuation requirement contained in Section 5.5(a) of MI 61-101 and has relied on the exemption from the minority shareholder requirements contained in Section 5.7(1)(a) of MI 61-101.

ITEM 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7  Omitted Information:

Not applicable.

ITEM 8  Executive Officer:

Wouter Witvoet
Chief Executive Officer
+41782008566

ITEM 9  Date of Report:

March 16, 2021

Cautionary Note Regarding Forward-looking Information

This Material Change Report contains “forward‑looking information” within the meaning of applicable Canadian securities legislation. Forward‑looking information includes, but is not limited to, statements regarding the use of proceeds of the private placement and the Company’s future plans. Generally, forward‑looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward‑looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward‑looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and shortages and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward‑looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.